1 Analyst Day & Young-Davidson Site Tour January 18, 2016

2 Cautionary Notes No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this presentation are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this presentation, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management that involve various risks and uncertainties. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos' actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in both Alamos Gold Inc.’s Annual Information Form for the year ended December 31, 2014 and the Annual Information Form for the year ended December 31, 2014 of AuRico Gold Inc., (each a predecessor to Alamos Gold Inc.), along with each of these entities’ subsequent public filings available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this presentation. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. Note to U.S. Investors Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada). Cautionary non-GAAP Measures and Additional GAAP Measures Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income include “Mine operating costs”, “Earnings from mine operations” and “Earnings from operations”. These measures are intended to provide an indication of the Company’s mine and operating performance. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating costs per ounce”, “total cash costs per ounce” and “all-in sustaining costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of non-GAAP and GAAP measures, please refer to Alamos’ Managements’ Discussion and Analysis as presented on SEDAR and the Company’s website. Technical Information Except as otherwise noted herein, Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this presentation. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101. For more information, please refer to the Alamos Gold Inc. and AuRico Gold Inc. 2014 Annual Information Forms and the technical reports referenced therein and in this presentation, available on SEDAR (www.sedar.com). All figures in US$ unless otherwise indicated. Cautionary Notes

3 Site Visit Schedule 10:00 AM Operations Presentation - Overview - 2015 Results - 2016 Guidance - Young-Davidson Teach-in 11:30 AM Lunch 12:15 PM Underground Tour 2:15 PM Surface Tour 3:30 PM Ground transportation to Kirkland Lake (approx. 45 minutes); depart forToronto 6:00 PM Arrive at Billy Bishop Toronto City Airport

4 Safety Guidelines Your safety is our priority • The personal protection equipment provided to you is required in all areas: • Coveralls • Safety boots • Hard hat • Safety glasses • Ear plugs (as required) • Please remain with the group throughout the tour • Be sure to observe safety signage • Keep a safe distance away from operating equipment at all times If you have any concerns, please advise our company representatives

55 Overview

6 1 As of September 30, 2015 2 Based on consensus analyst estimates. See page 8 for further detail. 3 See mineral reserve and resource estimates and associated footnotes in appendix. Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. Strong Platform for Delivering Long Term Value

7 Core Strategy – Disciplined, staged growth • Young-Davidson: Ramp up underground production   • Mulatos: Develop Cerro Pelon & La Yaqui satellite deposits Near Term Focus: • Utilize cash flow from YD & Mulatos to fund future growth • Focus on highest return projects Long Term Focus:

8 Best In Class Portfolio of Assets Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. Note: Mineral resources are exclusive of mineral reserves. See mineral reserve and resource estimates and associated footnotes in appendix. Producing Assets Exploration / Development Assets Diversified production Low-cost growth Safe jurisdictions

99 2015 Operational Results

10 2015 Operational Results 2015A 2015E Guidance Gold Production (000 oz) Young-Davidson 160.4 160-180 Mulatos 140.3 150-170 El Chanate 79.3 65-75 Total Gold Production 380 375-425 AISC (US$/oz)1,2 Young-Davidson $950-1,050 Mulatos $1,1003 El Chanate $950-1,050 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses. 3 Mulatos all-in sustaining cost guidance for 2015 includes corporate and administrative and share based compensation expenses. • Met consolidated production guidance • Site level AISC expected to be consistent with guidance

11 2015 Operational Results – Young-Davidson Q1/15A Q2/15A Q3/15A Q4/15A 2015A 2015E Guidance Gold Production (k oz) 38.1 39.4 38.2 44.7 160.4 160-180 Total Cash Costs1 (US$/oz) $745 $697 $681 $675-775 AISC1,2 (US$/oz) $987 $1,008 $979 $950-1,050 Underground mine Tonnes mined per day 4,130 5,149 5,081 5,911 5,073 Grades (g/t) 3.0 2.6 2.6 2.6 2.7 Development metres 3,409 3,789 3,619 3,768 14,583 Mill processing facility Tonnes processed per day 7,186 7,677 7,680 7,630 7,545 Grade processed (incl. open pit stockpile) 2.0 2.0 1.9 2.2 2.0 Recoveries (%) 86% 88% 92% 91% 89% 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses. • Met production guidance – record Q4 production • Costs expected to be consistent with guidance • Underground grade consistent with reserve grade • Ramp up on track • Achieved year-end UG target of 6,000 tpd • Underground development on track

12 2015 Operational Results – Mulatos Q1/15A Q2/15A Q3/15A Q4/15A 2015A 2015E Guidance Gold Production (k oz) 38.0 33.0 27.5 41.8 140.3 150-170 Total Cash Costs1 (US$/oz) $805 $861 $979 $865 AISC1,2 (US$/oz) $1,115 $1,154 $1,210 $1,100 Combined Throughput (tpd) 17,500 18,100 16,600 17,700 17,500 17,850 Average Grade – Leach Pad (g/t Au) 0.92 0.83 0.77 0.94 0.87 0.80 Average Grade – Mill (g/t Au) 10.37 5.78 11.61 19.41 13.22 9.5 Mill Throughput (tpd) 230 210 325 440 300 550 Combined Gold Recovery 72% 70% 57% 57% 63% 74% Waste-to-Ore Ratio 0.61 1.33 1.49 1.06 1.12 1.27 • Leach pad continued to perform well • Continued positive grade reconciliation: +9% above guidance • Strip ratio well below budget • Remains driver: ~80% of production • Slower than expected mill commissioning • Recoveries & throughput below plan • Both substantially improved in Q4 2015 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

13 2015 Operational Results – El Chanate Q1/15A Q2/15A Q3/15A Q4/15A 2015A 2015E Guidance Gold Production (k oz) 15.9 23.2 21.9 18.2 79.3 65-75 Total Cash Costs1 (US$/oz) $585 $621 $994 $675-775 AISC1,2 (US$/oz) $1,043 $878 $1,019 $950-1,050 Throughput (Crushed & ROM) 21,149 20,452 19,500 21,600 20,400 Average Grade Processed 0.73 0.65 0.46 0.50 0.58 Recovery Ratio 42% 53% 83% 57% 57% Waste-to-Ore Ratio (Operating) 0.9 1.7 3.1 3.3 2.2 • Exceeded production guidance • Record production • Higher recoveries • Disciplined cost control • AISC expected to be consistent with guidance • Positive free cash flow in 2015 • All stripping costs expensed in H2 2015 • No impact on AISC 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

14 2015 Operational Results – Record Safety Performance Young-Davidson 3.7 million hours or 2.5 years without an LTI achieved in 2015 Mulatos 3.6 million hours or >14 months without an LTI achieved in 2015 El Chanate 1.7 million hours or >12 months without an LTI achieved in 2015

1515 2016 Guidance

16 2016 Guidance – Focus on Quality 2015A (Guidance where indicated by Italics) 2016E Guidance Gold Production (k oz) 380 370 - 400 Total Cash Costs1 (US$/oz) $800 AISC1 (US$/oz) $975 Sustaining Capital (US$m) $75-83 $51-61 Expansion Capital (US$m) $102-111 $87-97 Total Capital (US$m) $177-194 $138-158 Production growth with substantially lower costs and capital spending ◦ Young-Davidson & Mulatos expected to grow production ◦ Cash costs substantially lower: $175/oz decrease in AISC at Young-Davidson ◦ Capital spending expected to be lower at all operations ◦ Free cash flow neutral at each mine site at $1,100/oz gold

17 Young-Davidson – 2016 Guidance 2015A (Guidance where indicated by Italics) 2016E Guidance Gold Production (k oz) 160 170 - 180 Total Cash Costs1 (US$/oz) $675-775 $600 AISC1,2 (US$/oz) $950-1,050 $825 Mill throughput (tpd) 7,545 7,800 Underground grade (g/t Au) 2.7 2.7 Recovery (%) 89% 90% Sustaining Capital (US$m) $45-50 $40-45 Expansion Capital (US$m) $40-45 $45-50 Total Capital (US$m) $85-95 $85-95 • Production growth • Ramp up of underground production to drive milled grade higher • Costs substantially lower • Productivity improvements, higher milled grade, significant exposure to weaker C$ • Capital spending lower • Accelerated transition to owner development, buy out of capital leases, weaker C$ • FCF neutral in 2016 at $1,100/oz gold – Cash flow to fund sustaining & expansion capital • Underground ramp up - 2016 year end target of 7,000 tpd; 8,000 tpd by mid-2017 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

18 Mulatos – 2016 Guidance • Modest production growth with lower AISC • Lower unit mining costs, low strip ratio, higher open pit grades • Milled grades are expected to average 7.9 g/t Au – above the current mineral reserve grade • Focus on expanding and developing La Yaqui and Cerro Pelon satellite projects • Operation expected to be free cash flow neutral in 2016 at $1,100 per ounce gold 2015A (Guidance where indicated by Italics) 2016E Guidance Gold Production (k oz) 140 140-150 Total Cash Costs1 (US$/oz) $865 $850 AISC1,2 (US$/oz) $1,1003 $925 Throughput – Leach Pad (tpd) 17,200 18,125 Throughput – Mill (tpd) 300 475 Average Grade – Leach Pad (g/t Au) 0.87 0.89 Average Grade – Mill (g/t Au) 13.22 7.9 Combined Gold Recovery 63% 66% Waste-to-ore Ratio 1.12:1 1.1:1 Sustaining Capital ($USm) $12.5 $10-15 Expansion Capital ($USm) $28.1 $15-20 Total Capital ($USm) $40.6 $25-35 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses. 3 Mulatos all-in sustaining cost guidance for 2015 included corporate and administrative and share based compensation expenses.

19 El Chanate – 2016 Guidance • Optimized 2016 mine plan – lower stripping requirements • Operation expected to be free cash flow neutral in 2016 at $1,100 per ounce gold • Outlook: mature operation with short remaining mine life and long leach cycle ◦ >100,000 recoverable ounces once mining ceases ◦ Low cost to recover – positive free cash flow 2015A (Guidance where indicated by Italics) 2016E Gold Production (k oz) 79 60 - 70 Total Cash Costs1 (US$/oz) $675-775 $1,100 AISC1,2 (US$/oz) $950-1,050 $1,100 Total Throughput (Crushed & ROM) (tpd) 20,400 18,500 Avg. Processed Grade (Crushed & ROM) (g/t Au) 0.58 0.64 Sustaining Capital (US$m) $17.5-20 $1 Total Capital (US$m) $17.5-20 $1 1 Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. 2 For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

20 2016 Guidance – Capital Budget 2016 Guidance 2015 Guidance Sustaining Capital Growth Capital Total Total Operating Mines (in millions) Young-Davidson $40-45 $45-50 $85-95 $85-95 Mulatos $10-15 $15-20 $25-35 $40.6 El Chanate $1 - $1 $17.5-20 Total – Operating Mines $51-61 $60-70 $111-131 $143.1-155.6 Development Projects (in millions) Turkey - $8 $8 $3.9 Lynn Lake - $8 $8 $5-10 Esperanza - $3 $3 $9.8 Quartz Mountain - - - - Capitalized Exploration (Mulatos) $8 $8 $15.3 Total – Development Projects - $27 $27 $34-39 Total Consolidated Budget $51-61 $87-97 $138-158 177.1-194.6 • Total capital budget of $138-158m 20% lower than 2015 (based on mid-point of guidance) • Spending focused on core – ramp up of Young-Davidson and satellite deposits at Mulatos • Operating mines – capital spending significantly lower in 2016 • Development projects – spending curtailed; focused on key projects

2121 Young-Davidson Teach-in

22 Young-Davidson Overview • Historic production from underground gold mines in Timmins and Kirkland Lake (~108 M Oz.) • Five mines with greater than 5 million ounces production, Young-Davidson is likely to be the sixth • Low cost producer with strong production growth profile • Long mine life: Opportunity to expand as reserves increase • Located in a stable jurisdiction, close to major centres • First gold pour on April 30th, 2012 • Underground commercial production declared Oct. 31/13

23 Rich Tradition – Mine History • Site of two former producers • 20+ years in operation • +1,200 tpd average production rate • Early pioneers of bulk mining • +1 million tonne stopes underground • Mined ~9 million tonnes; produced 970,000 oz. • Average realized grade of 3.37 g/tonne • Profitable operations at realized grades • Supported dividend payments Period Mine Tonnes Grade (g/t) Produced (Oz) 1934 to 1957 YD 5,653,000 3.21 585,000 1934 to 1954 MCM 3,205,000 3.66 378,000 1981 to 1982 MCM 96,400 2.36 7,300  Total 8,954,400 3.37 970,300 Young-Davidson Mine (YD) Matachewan Consolidated Mine (MCM)

24 Responsible Mining Fostering positive relationships with all stakeholders • Solid safety record • 3.7 M hours lost time injury free (~2.5 years) • 2015 KL District Mine Rescue champions • 2015 Provincial Mine Rescue runner up • Strong First Nations support • Partnerships with local communities • Hiring and training locally • 82% of mine workforce from local regions • Supporting local suppliers • $122 M spent with local suppliers in 2015

Underground Mine Plan – Highly Productive Bulk Mining

Alamos Gold Inc.
TSX:AGI | NYSE:AGI



Ramp Portal 10350L
MCM Historic Mine Workings
Open Pit
YD Historic Mine Workings
NG Shaft
MCM Shaft
9890L
YD West Zone
9590L
9400L
9200L
8900L

3.8M reserve ounces with exploration upside

Highly Productive Mining Methods

- **Highly mechanized – low manning requirements**
- **Transverse long hole stoping**
  - For wider zones (12-40m)
  - 30m sub levels
  - 94% of mineral reserve
- **Pastefill**
- **Mining recovery ~ 92%**
- **Dilution ~10%**
- **Underground reserve grade 2.74 g/t**
- **Grades & tonnes have reconciled very well with the block model to date**

25

26 2016 Production & Development Plan • MCM Shaft ◦ Sinking complete Q3 2015 ◦ Men and materials shaft ◦ 8870 Loading Pocket installation complete ◦ Commissioning Q1 2016 • Planned reaming Northgate shaft begins H2 2016 • MCM waste pass in place by mid 2017 East wastepass MCM Wastepass

MCM & Northgate Shafts

ALAMOS GOLD INC.
TSX:AGI | NYSE:AGI

Total combined skipping capacity 10,500 tpd (8,000 tpd ore & 2,500 tpd waste)



Northgate Shaft

- Capacity: ~8,500 tpd (ore + waste)
- Northgate shaft hoisting from 8900L beginning in 2019



9440 L
NG SHAFT
MCM SHAFT
2014
2015
2016
2017
8940 L
8900 L
8860 EL
8860 LP
8838 EL
Young Davidson Project
Underground
LOWER MINE DEVELOPMENT



MCM Shaft

- Capacity: ~2,000 tpd + men & materials
- Headframe/Skip/Cage changeover February 2016
- Begin skipping material from upper mine mid-2017

27

28 Underground Mining Rates Underground Ramp up Progression to 8,000 tpd Driving productivity improvements and processed grade higher • Growing production • Declining costs • Declining capital intensity

29 Ore Grades by Quarter Growing contribution of underground ore to drive milled grade & production higher

30 Young-Davidson – Transition to Owner Development • ~65% owner development in Q4 2015 • 100% owner development by mid-2016 • Reduced development costs per metre • Higher capital of $6m in H1 2016 for equipment purchases Utilizing balance sheet strength to accelerate transition to owner development Significant capital and operating savings over next several years

31 Unit Costs & Currency Sensitivities Unit Costs per tonne 2016 Estimates Life of Mine Underground CAD$39 CAD$35 Mill Processing CAD$14 CAD$14 Administration1 CAD$4 CAD$4 Footnotes: 1. Per tonne processed Significant Leverage to CAD$/US$ • 90-95% of all outflows in CAD$ • $0.05 change in CAD$ would have an impact on FCF of approx. US $10M in 2016 Fixed Cost Structure: Approx. 40% of costs are fixed

32 Capital Spending – Declining Intensity Capital (US$m) 2016 Estimates Life of Mine Sustaining $40-45 $40 Expansion $45-50 $- Total $85-95 $40 Footnotes: 1. Assumes 0.75 CAD$ to every 1 US dollar • Declining capital intensity once 8,000 tpd achieved mid-2017 • Decrease to long term sustaining capital rate of ~$40m/year once tie in of upper and lower mine complete in 2019

33 Development Schedule – Key Milestones 2016 2017 2018 2019 Commissioning of MCM shaft Transition to 100% owner development Raise boring of lower NG shaft Ramp up to 7,000 tpd Completion of MCM waste pass Ramp up to 8,000 tpd Shaft bottom infrastructure Northgate shaft hoisting from 8900L

34 Underground Tour • U/G ore handling • Crusher • Loading pocket • Remote mucking stope • Production drill

35 Appendices

Young-Davidson – Historical Operational Results

Alamos Gold Inc.
TSX:AGI | NYSE:AGI

	Q1/13	Q2/13	Q2/13	Q4/13	Q1/14	Q2/14	Q3/14	Q4/14	Q1/15	Q2/15	Q3/15	Q4/15
Gold ounces produced	28,281	29,252	30,099	33,106	35,104	40,166	40,538	40,945	38,098	39,365	38,201	**44,694**
Total cash costs per oz. [1,2]	$694	$716	$666	$850	$1,009	$871	$723	$719	$745	$697	$681	
All-in sustaining costs per oz.	$1,059	$1,254	$1,357	$1,270	$1,315	$1,144	$959	$912	$987	$1,008	$979	
Underground mine												
Tonnes mined per day	1,130	1,611	1,417	2,590	2,611	3,595	3,753	4,140	4,130	5,149	5,081	5,900
Grades (g/t)	2.7	2.5	2.8	3.1	2.8	3.3	3.1	3.0	3.0	2.6	2.6	**2.6**
Development metres	1,941	2,445	2,620	2,986	3,772	3,545	3,269	3,438	3,409	3,789	3,619	**3,768**
Unit UG mining costs (US$)	Pre-commercial production				$46	$45	$41	$39	$39	$33	$32	**$29[3]**
Unit UG mining costs (CAD					$51	$49	$45	$44	$48	$41	$41	**$38[3]**
Mill processing facility												
Tonnes processed per day	6,466	7,017	6,747	6,969	7,163	8,230	7,670	7,757	7,186	7,677	7,680	**7,630**
Grades (incl. open pit	1.8	1.7	1.7	2.0	1.8	2.2	1.9	2.0	2.0	2.0	1.9	**2.2**
Recoveries (%)	86%	85%	89%	88%	87%	88%	90%	88%	86%	88%	92%	**91%**

[1] Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures.
[2] Excludes Net Realizable Value ("NRV") inventory adjustments. See associated MD&A for a full reconciliation.
[3] Excludes hydro rebate not attributable to that quarter

36

37Please refer to Cautionary Notes on non-GAAP Measures and Additional GAAP Measures. Leading Low-Cost Growth Profile

38 1 Unaudited – managements estimate as of September 30, 2015. 2 As of January 12, 2016. Strong Balance Sheet No significant debt maturities until 2020

39 2014 Proven and Probable Mineral Reserves PROVEN AND PROBABLE MINERAL RESERVES  1,2,3,4,5,6,7,8,9,10  AS AT DECEMBER 31, 2014 PROVEN2 PROBABLE2 PROVEN + PROBABLE2 RESERVE TONNES GRADE CONTAINED TONNES GRADE CONTAINED TONNES GRADE CONTAINED AREA (000) (G/T AU) OUNCES (000) (G/T AU) OUNCES (000) (G/T AU) OUNCES Mulatos Mulatos Mine3, 4, 5 6,046 1.05 204,549 29,979 0.92 883,429 36,025 0.94 1,087,978 UG Reserve6 59 5.13 9,680 620 6.87 136,746 679 6.72 146,426 Existing stockpiles 5,720 1.51 277,166 - - - 5,720 1.51 277,166 La Yaqui7 - - - 1,574 1.58 79,826 1,574 1.58 79,826 Cerro Pelon8 - - - 2,617 1.67 140,525 2,617 1.67 140,525 Total Mulatos 11,825 1.29 491,395 34,790 1.11 1,240,526 46,615 1.16 1,731,921 Young-Davidson Surface 2,501 0.76 61,000 - - - 2,501 0.76 61,000 Underground 12,499 2.83 1,137,000 30,274 2.70 2,626,000 42,773 2.74 3,763,000 Total Young-Davidson 15,000 2.48 1,198,000 30,274 2.70 2,626,000 45,274 2.63 3,823,000 El Chanate Total El Chanate 18,255 0.80 472,000 8,958 0.60 174,000 27,213 0.74 646,000 Total Alamos 45,080 1.49 2,161,395 74,022 1.70 4,040,526 119,102 1.62 6,200,921

40 2014 Total Measured and Indicated Mineral Resources TOTAL MEASURED & INDICATED MINERAL RESOURCES1,2,3,4,5,6,7,8,9,10,11,12,13 AS AT DECEMBER 31, 2014 CUT-OFF TONNES GRADE GRADE CONTAINED CONTAINED (G/T AU) (000) (G/T AU) (G/T AG) OUNCES AU OUNCES AG Mexico Mulatos 0.5 76,850 1.06 - 2,624,686 - San Carlos UG 2.5 505 5.64 - 91,513 - El Realito 0.3 1,581 1.06 - 53,653 - Carricito 0.3 1,355 0.82 - 35,687 - Esperanza 0.4 34,352 0.98 8.09 1,083,366 8,936,201 El Chanate 2,764 0.77 69,000 Orion (50%) 554 3.65 309 65,000 5,503,000 Total Mexico 117,961 1.06 4,022,905 14,439,201 Canada Young-Davidson (Surface) 1,739 1.24 69,000 Young-Davidson 13,946 3.19 1,430,000 Lynn Lake 40,303 2.03 2,629,000 Total Canada 55,988 2.29 4,128,000 Turkey Ağı Dağı 0.2 90,052 0.59 4.09 1,694,736 11,849,336 Kirazli 0.2 32,734 0.72 8.74 757,877 9,201,790 Çamyurt 0.2 17,721 0.89 6.14 508,641 3,496,404 Total Turkey 140,507 0.66 5.36 2,961,254 24,547,530 USA Quartz Mtn. - - - - - - Total USA - - - - - - Total Alamos 11,112,159 38,986,731

41 2014 Total Inferred Mineral Resources TOTAL INFERRED MINERAL RESOURCES1,3,4,5,6,7,8,9,10,11,12,13 AS AT DECEMBER 31, 2014 CUT-OFF TONNES GRADE GRADE CONTAINED CONTAINED (G/T AU) (000) (G/T AU) (G/T AG) OUNCES AU OUNCES AG Mexico Mulatos 0.5 6,629 0.98 - 208,576 - San Carlos UG 2.5 403 4.53 - 58,743 - El Realito 0.3 91 0.73 - 2,139 - Carricito 0.3 900 0.74 - 21,528 - Esperanza 0.4 718 0.8 15.04 18,375 347,192 El Chanate 184 0.38 2,000 Orion (50%) 91 3.33 95 10,000 275,000 Total Mexico 9,016 1.11 321,361 622,192 Canada Young-Davidson (Surface) 31 0.99 1,000 Young-Davidson (Underground) 3,608 2.76 320,000 Lynn Lake 50,704 1.28 2,089,700 Total Canada 54,343 1.38 2,410,700 Turkey Ağı Dağı 0.2 16,760 0.46 2.85 245,214 1,533,608 Kirazli 0.2 5,689 0.59 8.96 107,635 1,638,365 Çamyurt 0.2 2,791 0.95 5.77 84,982 518,058 Total Turkey 25,240 0.54 4.55 437,831 3,690,031 USA Quartz Mtn. 0.21 oxide/ 0.58 sulphide 110,448 0.8 - 2,848,000 - Total USA - 110,448 0.8 - 2,848,000 - Total Alamos 6,017,892 4,312,223

42 Notes to Mineral Reserve and Resource Estimates Notes to Mineral Reserve Estimates   1) The Company’s mineral reserves as at December 31, 2014 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements. (2) Tonnes are rounded to the closest “000s” and grades are rounded to the closest “0.00”s. (3) The mineral reserve estimate for the Mulatos Mine incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas. (4) Mineral reserve cut-off grade for the Mulatos Mine is determined as a net of process value of $0.10 per tonne for each model block. The determination was based on a $1,250 per ounce gold price, a December 31, 2014 resource and recovery model, and the 2015 budget costs based on the actual cost figures from current mining operations. (5) Pit-contained mineral reserves for the San Carlos include 740,000 tonnes grading 1.33 g/t Au for 31,566 ounces. (6) Underground reserves are design-contained and reported at a 3.27 g/t Au cut-off grade, with a 5% mining loss and 10% dilution at a 0.0 g/t Au grade, a 75% mill recovery, and an incremental cut-off grade of 1.16 g/t Au. (7) Mineral reserve gold cut-off grade for the La Yaqui Pit is a 0.30 g/t gold. The determination was based on a $1,250 per ounce gold price, a May 2009 resource model, gold recovery from mining operations, and the 2015 budget costs based on the actual cost figures from mining operations. (8) Mineral reserve gold cut-off grade for the Cerro Pelon Pit is determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,250 per ounce gold price, a November 2009 resource model, gold recovery from mining operations, and the 2015 budget costs based on the actual cost figures from mining operations. El Chanate and Young-Davidson assumed a gold price of $1,250 per ounce for reserves. Mineral Reserves assume the following cut-off grades and process recoveries: Young-Davidson – Surface: 0.50 gpt cut-off, 91% mill recovery Young-Davidson – Underground: 1.90 gpt cut-off, 91% mill recovery El Chanate: 0.15 gpt cut-off, 30%-65% leach recovery Notes to Mineral Resource Estimates The Company’s mineral resources as at December 31, 2014 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s NI 43-101 requirements. In-pit measured and indicated mineral resource blocks are exclusive of pit-contained reserves. Mineral resources are exclusive of mineral reserves. (3) The updated mineral resource estimate at Mulatos incorporates the Estrella, Escondida, Puerto del Aire, El Salto, Mina Vieja, El Victor, and San Carlos areas. (4) Measured and indicated and inferred mineral resources outside of the Mulatos Mine have no economic restrictions and are tabulated by gold cut-off grade. (5) Measured and indicated and inferred resources at Carricito and El Realito are pit-constrained, applying a $1,400/oz gold price, 55° pit slopes, and a $2.52/t mining cost, $9.11/t process + G&A cost. (6) Measured and indicated and inferred resources for the Ağı Dağı project, which includes the Baba, Ayitepe, Deli, and Fire Tower zones, are pit constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 40° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade. Measured and indicated, and inferred resources for the Kirazli project, including Rockpile, are pit constrained with cut-off `determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a US$1,400 per ounce gold price and a US$22.00 per ounce silver price, a December 31, 2013 resource model, pit slope angles ranging from 38° to 48°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade. Measured and indicated and inferred resources for the Çamyurt project are pit-constrained with cut-off determined as a net of process value of $0.10 per tonne, for each model block. The determination was based on a $1,400 per ounce gold price and a $22.00/oz silver price, a December 31, 2013 resource model, average pit slope angle of 45°, and estimated costs and recoveries based on the pre-feasibility study specifications. The resources were then tabulated by gold cut-off grade. El Chanate and Young-Davidson assumed a gold price of $1,450 per ounce for resources. Lynn Lake assumed a gold price of $1,555 per ounce for resources. (11) Orion assumed a gold price of $850 per ounce and a silver price of $13.00 per ounce for resources. (12) Mineral resources are not mineral reserves and do not have demonstrated economic viability. (13) Orion Mineral Resources are reflected on a 50% basis. Following the completion of a joint venture agreement, Minera Frisco, S.A.B. de C.V. has a 50% interest in the Orion project. Except as otherwise noted herein, Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this presentation. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101. For more information, please refer to the Alamos Gold Inc. and AuRico Gold Inc. 2014 Annual Information Forms and the technical reports referenced therein and in this presentation, available on SEDAR (www.sedar.com).

‹#› Scott K. Parsons, CFA VP, Investor Relations 416.368.9932 x 5439 sparsons@alamosgold.com